Exhibit 12.1

PROLOGIS, INC. AND PROLOGIS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Six months ended
	June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Consolidated net earnings (loss) from continuing operations	$508,669	$1,292,540	$925,515	$739,284	$229,529	$(106,397)
Add (Deduct):
Fixed charges	183,446	382,436	375,094	382,210	458,285	572,108
Capitalized interest	(27,940)	(64,815)	(60,808)	(61,457)	(67,955)	(53,397)
Earnings from unconsolidated entities, net	(117,201)	(206,307)	(159,262)	(134,288)	(97,220)	(31,676)
Distributed income from equity entities	141,256	286,651	284,664	294,890	68,319	34,945
Income tax expense (benefit)	24,381	54,564	23,090	(25,656)	106,733	3,580
Earnings, as adjusted	$712,611	$1,745,069	$1,388,293	$1,194,983	$697,691	$419,163
Fixed charges:
Interest expense	$148,266	$303,146	$301,363	$308,885	$379,327	$505,215
Capitalized interest	27,940	64,815	60,808	61,457	67,955	53,397
Portion of rents representative of the interest factor	7,240	14,475	12,923	11,868	11,003	13,496
Total fixed charges	$183,446	$382,436	$375,094	$382,210	$458,285	$572,108
Ratio of earnings, as adjusted, to fixed charges	3.9	4.6	3.7	3.1	1.5	(a)

(a)	The loss from continuing operations for 2012 included impairment charges of $269 million. Our fixed charges exceed our earnings, as adjusted, by $153 million for the year ended December 31, 2012.